ReliaStar Life Insurance Company

and its

Separate Account N

VOYA ADVANTAGE CENTURY^{SM}
VOYA ADVANTAGE CENTURY PLUS^{SM}
VOYA ADVANTAGE^{SM}

**Supplement Dated March 18, 2015 to the current Contract Prospectus,
as amended**

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus. Please read it carefully and keep it with your Contract Prospectus for future reference.

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Important Information Regarding the Voya Large Cap Value Portfolio (Class S)

On or about the close of business on April 10, 2015 (the "Effective Date"), the Voya Large Cap Value Portfolio (Class S) is closed to all further investments.

In addition, on the Effective Date, in relationship to a prior merger, all existing balances in Voya Large Cap Value Portfolio (Class S) will be transferred into Voya Large Cap Value Portfolio (Class I). You will not incur any tax liability because of this automatic transfer and your contract value immediately before the transfer will equal your contract value immediately after the transfer. Class I shares have lower total fund expenses than Class S shares, and the effect of this transaction is to give contract owners an investment in the fund at a lower cost.

After the transfer, Class S shares of the fund will no longer be available through your contract. Unless you provide us with alternative allocation instructions, all future allocations directed to Class S shares of the fund will be automatically allocated to Class I shares. See the "**Transfers**" section of your Contract Prospectus for information about making fund allocation changes.

You may give us alternative allocation instructions at any time by contacting us at Customer Service, P.O. Box 5050, Minot, North Dakota 58702-5050 or calling us at 1-877-884-5050.

More Information is Available

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus for each fund. You may obtain these documents by contacting us at:


Customer Service
P.O. Box 5050
Minot, North Dakota 58702-5050
1-877-884-5050


If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.